ING USA Annuity and Life Insurance Company

PROSPECTUS SUPPLEMENT

Dated February 7, 2006

Supplement to the Prospectus

Dated April 29, 2005

for

Deferred Modified Guaranteed Annuity Contract

issued by

ING USA Annuity and Life Insurance Company

(“ING GoldenSelect Guarantee Annuity”)

The information in this supplement updates and amends certain information contained in the above referenced annuity prospectus, dated April 29, 2005. Please read this supplement carefully and keep it with your prospectus for future reference.

The third paragraph under the section entitled “Systematic Withdrawals” on page 8 of the prospectus is hereby deleted and replaced with the following:

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the interest earned and not previously withdrawn, but in either case is limited to interest earnings during the relevant period. If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable free withdrawal amount on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such free withdrawal amount. Thus, your fixed dollar systematic withdrawals will never exceed the free withdrawal amount. If you want fixed dollar systematic withdrawals to exceed the free withdrawal amount and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

The section entitled “Free Withdrawal Amount” on page 12 of the prospectus is hereby deleted and replaced with the following:

Free Withdrawal Amount. No surrender charge or Market Value Adjustment applies to withdrawals made during the 30-day period prior to the end of a guarantee interest period. Also, the interest earned during the prior 12 months and not previously withdrawn may be withdrawn without a surrender charge or Market Value Adjustment.

GSG - 138682
02/7/06